T3/11

RECEIVED FEB 2 8 2003

SEC [barcode] MMISSION

03014125

A ... EPORT

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-31011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelson Jeffrey Leroy, dba NELSON CAPITAL COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 HOWARD STREET
(No. and Street)

JAMESTOWN (City) NY (State) 14701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY L. NELSON (716) 487-0337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUFFAMANTE WHIPPLE BUTTAFARO, P.C.
(Name – *if individual, state last, first, middle name*)

100 EAST FIFTH STREET, PO BOX 1324, JAMESTOWN (Address) (City) NY (State) 14702-1324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 1 8 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY L. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON CAPITAL COMPANY, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffrey L. Nelson
Signature

Principal
Title

REBECCA D. FROMAN #01FR5037631
Notary Public, State of New York
Qualified in Chautauqua County
My Commission Expires: 1-3-07

Rebecca D. Froman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON CAPITAL COMPANY

REPORT ON
FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NELSON CAPITAL COMPANY

TABLE OF CONTENTS

B▲W▲B

BUFFAMANTE WHIPPLE BUTTAFARO, P.C.

Certified Public Accountants ▲ Business Advisors

INDEPENDENT AUDITORS' REPORT

Jeffrey L. Nelson, Proprietor
Nelson Capital Company
Jamestown, New York

We have audited the accompanying balance sheet of ***Nelson Capital Company*** (a proprietorship) as of December 31, 2002, and the related statements of operations and changes in sole proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Nelson Capital Company*** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information shown on page 6 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Buffamante Whipple Buttafaro, P.C.

BUFFAMANTE WHIPPLE BUTTAFARO, P.C.

Jamestown, New York
February 26, 2003

As of December 31,		2002
Assets		
Currrent		
Cash and cash equivalents	$	10,005
	$	**10,005**
Current Liabilities and Capital		
Current liabilities		
Accounts payable - related party	$	3,325
Capital		
Sole proprietor's capital		6,680
	$	**10,005**

NELSON CAPITAL COMPANY
STATEMENT OF OPERATIONS & CHANGES IN SOLE PROPRIETOR'S CAPITAL

Year ended December 31,	2002
Revenue	
Interest income	$ 304
Expenses	
Fees to regulatory agencies	734
Professional services	875
Bank charges/miscellaneous	319
Total expenses	1,928
Net loss	(1,624)
Sole proprietor's capital, beginning	7,404
Sole proprietor contribution	900
Sole proprietor's capital, ending	$ 6,680

See accompanying auditors' report and notes to financial statements.

NELSON CAPITAL COMPANY
STATEMENT OF CASH FLOWS

Year ended December 31,		2002
Cash flows from operating activities		
Net loss	$	(1,624)
Adjustments to reconcile net loss to net cash used for operating activities:		
Increase in accounts payable		875
Net cash used for operating activities		**(749)**
Cash flows from financing activities		
Cash contributed by sole proprietor		900
Net cash provided by financing activities		**900**
Increase in cash		**151**
Cash, beginning of year		9,854
Cash, end of year	**$**	**10,005**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

The Company operates for the purpose of selling investment interests in direct participation programs in Chautauqua County, New York, and is registered as a broker-dealer with the Securities and Exchange Commission. The Company operates as a Proprietorship of Jeffrey L. Nelson.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents are defined as cash on hand and cash in checking and savings accounts and all short-term investments with an original maturity of three months or less.

Revenue and Expense Recognition

The Company utilizes the accrual basis of accounting, which recognizes revenue when earned and expenses when incurred.

Related Party

The Company has an amount due to a related party for operating expenses of $3,325 at December 31, 2002.

Income Taxes

The Company is a Proprietorship of Jeffrey L. Nelson. Any tax liability is the responsibility of Jeffrey L. Nelson personally, and as such no provision is necessary in these financial statements.

Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $6,680, which was in excess of the minimum requirement of $6,000 using the 120% rule. The Company had accounts payable totaling $3,325 at December 31, 2002.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RECONCILIATION OF NET CAPITAL

The balance of audited net capital reconciles to the unaudited balance from the Focus Report as of December 31, 2002 as follows:

Balance of net capital per unaudited focus report	$ 6,680
Adjustments to owners draw accounts	--
Balance of net capital per audited focus report	$ 6,680

NOTE 3 - REPORT ON INADEQUACIES

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NELSON CAPITAL COMPANY

As of December 31,		2002
Assets	$	10,005
Liabilities		(3,325)
Capital	**$**	**6,680**

See accompanying auditors' report and notes to financial statements.